FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2002.

MICROMEM TECHNOLOGIES INC.

777 Bay Street, Suite 1910, Toronto, On M5G 2C8

[Indicate by checkmark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___x_____ Form 40-F _________

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _________ No ___x_____

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROMEM TECHNOLOGIES INC.

Date: December 20, 2002 By ____“signed”________________________

Name: Joseph Fuda
Title: Chief Executive Officer

FORM 55-102F6
INSIDER REPORT

Box 1. Name of the Reporting Issuer (Block Letters)

MICROMEM TECHNOLOGIES INC.

Box 2. Insider Data

Relationship(s) to Reporting Issuer				Date of Last Report Filed		
5	4		or	28	8	###
				Day	Mon.	Yr.

Change in Relationship From Last: No

If Initial Report, Date on Which you Became an: Day / Mon. / Yr.

Box 3. Name, Address and Telephone Number of the Insider (Block Letters)

Family Name or Corporate Name: FUDA

Given Names: SALVATORE

No. Street Apt.: 1910-777 BAY STREET

City: TORONTO

Prov.: ON

Postal Code: M5G 2C8

Business Telephone Number: 416-364-6513

Business Fax Number: 416-360-4034

Change in Name, Address or Telephone Number from last report: No

Box 4. Jurisdiction(s) where the issuer is a reporting issuer or the equivalent

- [X] Alberta
- [X] Ontario
- [ ] British Columbia
- [ ] Quebec
- [X] Manitoba
- [ ] Saskatchewan
- [ ] Newfoundland
- [ ] Nova Scotia

Box 5. Insider Holdings and Changes (if initial report, complete sections A, D, E and F only. See also instructions to Box 5)

A	B	C						D	E	F
		Transactions								
Designation of Class of Securities	Balance of Class of Securities on Last Report	Date (Day/Month/Year)	Nature	Number/Value Acquired	Number/Value Disposed of	Unit Price/Exercise Price	USD	Present Balance of Class of Securities Held	Ownership/ Control or Direction	where ownership is indirect or where control or direction is exercised
Options	1,250,000	28/06/2002	52		250,000	7.06	x	1,000,000	1	
Common Shares	765,589	18/12/02	11	663,686		0.40	x	1,429,275	1	
Common Shares	1,429,275	18/12/02	11		663,686	0.10	x	765,589	1	
Common Shares	765,589	18/12/02	11		765,589	0.07	x	0	1	
Common Shares	0	18/12/02	11	663,686		0.10	x	663,686	2	275311 Ontario Inc.
Common Shares	663,686	18/12/02	11	765,589		0.07	x	1,429,275	2	275311 Ontario Inc.

Attachment: No

Correspondence: x English / French

Box 6. Remarks

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in light of the circumstances in which it is submitted, is misleading or untrue.

Box 7. Signature

Name (block letters): SALVATORE FUDA | Signature: "Signed" | Date of the Report (Day/Month/Year): 19/12/2002